Exhibit 99.1

Kenon Holdings Publishes its Second Quarter 2016 Results

Singapore, October 7, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) is publishing its consolidated results for the second quarter of 2016, and providing additional updates relating to Kenon and ZIM Integrated Shipping Services, Ltd. (“ZIM”).

Kenon reported the Q2 2016 results of IC Power Pte. Ltd. (“IC Power”) and Qoros Automotive Co. Ltd. (“Qoros”) in Kenon’s Form 6-K dated September 7, 2016. That report did not include the Q2 2016 consolidated results of Kenon because ZIM postponed the publication of its Q2 2016 financial statements. As ZIM has recently published its Q2 2016 results, Kenon is publishing its consolidated Q2 2016 results in this report. Except as noted herein, this report does not update or modify the disclosure presented in Kenon’s Form 6-K, dated September 7, 2016.

See Appendix A for Kenon’s unaudited consolidated financial information as of and for the three and six months ended June 30, 2016.

ZIM

Set forth below is a discussion of the Q2 2016 results of ZIM based on ZIM’s consolidated financial statements.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Discussion of ZIM’s Results for Q2 2016

ZIM carried approximately 617 thousand TEUs in Q2 2016, as compared to approximately 577 thousand TEUs in Q2 2015. ZIM’s revenues decreased to $612 million in Q2 2016, as compared to $763 million in Q2 2015, primarily due to a decline in freight rates (as discussed below), partially offset by the increase in TEUs carried. ZIM’s net loss attributable to ZIM’s owners was $75 million in Q2 2016, as compared to net income of $10 million in Q2 2015.

Conditions in the Container Shipping Industry

In recent years, the container shipping industry has experienced instability as a result of prolonged global economic crises, reduced market demand, increased capacity and increased uncertainty due to the realignment of global alliances. The container shipping industry continued to experience an imbalance of supply and demand in the first half of 2016, as market demand for shipping remained weak, while new vessel capacity was added to the market. The excess capacity has resulted in historically low freight rates across various major trade zones. The impact on net income from the declines in freight rates has been partially offset by the current relatively low price of bunker, one of ZIM’s significant costs. A continuation of the trend of low freight rates could negatively affect ZIM’s business, financial position and ability to comply with its financial covenants.

ZIM’s Liquidity and Capital Resources

As of June 30, 2016, ZIM’s cash and cash equivalents amounted to $221 million, as compared to $219 million as of December 31, 2015, while ZIM’s long-term loans and other liabilities (including liabilities with current maturities) amounted to $1,235 million, as compared to $1,262 million as of December 31, 2015.

As of June 30, 2016, ZIM’s total equity amounted to a negative balance of $63 million (compared to positive balance of $78 million as of December 31, 2015), and its working capital amounted to a negative balance of $70 million (compared to positive balance of $5 million as of December 31, 2015).

In light of the continued unfavorable container shipping market conditions, ZIM has reported that it has taken various steps since June 30, 2016 to address its liquidity and financial position. Accordingly, ZIM approached certain of its creditors to reschedule upcoming payments. ZIM has reported that its creditors have agreed to allow ZIM to defer payments in a total amount of approximately $115 million during a period of up to 12 months from September 30, 2016. Repayments of the deferred amounts will begin on January 1, 2018, and ZIM is required to secure the deferred amounts with a receivables-backed facility. This agreement remains subject to final documentation and approval.

ZIM has also reported that the fixed charge cover ratio and total leverage ratio covenants which ZIM is subject to pursuant to its July 2014 financial restructuring have been waived for the period from December 31, 2016 to December 31, 2017, and revised for periods thereafter.

Additional Kenon Updates

Kenon’s Impairment of its Interest in ZIM

As a result of current conditions in the container shipping market, Kenon conducted an impairment test in relation to its 32% equity investment in ZIM as of June 30, 2016. Kenon concluded that as of June 30, 2016, the carrying amount of its investment in ZIM was higher than the recoverable amount, and therefore, Kenon recognized an impairment loss of $72 million with respect to its investment in ZIM in Q2 2016. After the impairment, the carrying amount of Kenon’s 32% equity investment in ZIM is $90 million.

Recognition of a Provision for Guarantees of Certain Qoros Debt

In 2015, Kenon provided back-to-back guarantees to Chery Automotive Co. Ltd. (Qoros’ other major shareholder) (“Chery”) in respect of Chery’s guarantees of certain Qoros indebtedness. Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ indebtedness:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount
Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million (approximately $112 million)[1]

May / November 2015	RMB700 million EXIM Bank loan facility	RMB350 million (approximately $52 million) (plus interest and fees of up to RMB60 million (approximately $9 million))[2]

Total		RMB1,100 million (approximately $164 million) (plus certain interest and fees)[1,2]

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Consistent with Kenon’s strategy to support Qoros while limiting cross-allocation between its businesses, Kenon is exploring various possibilities with respect to its existing back-to-back guarantees to Chery in respect of Qoros’ debt, including facilitating and supporting Qoros’ fundraising efforts while simultaneously seeking to reduce Kenon’s total potential exposure with respect to Qoros. Kenon does not intend to increase its total financial exposure to Qoros.

Between April and September 2016, Qoros’ shareholders made loans of RMB 900 million (approximately $134 million) to Qoros, of which Kenon’s share of RMB 450 million (approximately $67 million) of these loans was funded by way of back-to-back loans from Ansonia Holdings Singapore B.V. (“Ansonia”), which owns approximately 53% of the outstanding shares of Kenon. To support Qoros in light of Qoros’ financing needs, Kenon worked with Ansonia to facilitate Ansonia’s provision of these loans to Qoros.

In light of Kenon’s strategy and Qoros’ limited liquidity, Kenon increased the amount of the back-to-back guarantee obligation to Chery recorded on its statement of financial position to $160 million as of June 30, 2016. As a result, Kenon recorded a $129 million provision of financial guarantees on its statement of profit or loss in Q2 2016. There was no change to Kenon’s guarantee obligations to Chery as a result of the increase in the amount recorded in the balance sheet for the guarantee.

Loss for the Period

Kenon recorded a net loss of $280 million in Q2 2016, primarily as a result of Kenon’s recognition of a $129 million provision of financial guarantees in respect of its back-to-back guarantees to Chery, the $72 million impairment of Kenon’s investment in ZIM, and the losses recognized by Kenon in respect of its associated companies, Qoros and ZIM.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of June 30, 2016, cash, gross debt, and net debt (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $56 million, $216 million and $160 million, respectively.

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of June 30, 2016, $200 million, plus interest and fees of $16 million, was outstanding under the facility.

For a discussion of Kenon’s guarantee obligations in respect of Qoros’ debt, see discussion above.

In May 2016, IC Power entered into a $100 million loan facility. IC Power has fully drawn this facility, and pursuant to its terms, IC Power is required to use a portion of the loan proceeds to fully repay its $75 million note payable to Kenon (which note was issued in connection with the reorganization of IC Power in March 2016) by early November 2016. The proceeds that Kenon expects to receive are intended to provide Kenon with additional cash resources in light of its liquidity position and its obligations under its back-to-back guarantees of Qoros’ indebtedness.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to ZIM, conditions in the container shipping market and ZIM’s arrangements with its creditors and (ii) with respect to Kenon, Kenon’s expected use of its cash, and Kenon’s strategy, including its strategy to limit cross-allocation between its businesses, support Qoros in Qoros’ fundraising efforts and efforts to reduce its potential exposure to Chery and its intention to not increase its total exposure to Qoros. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to ZIM, risks relating to developments in the container shipping industry, bunker prices and freight rates and ZIM’s ability to receive the final documentation and approvals required to execute its agreement to defer payment to its various creditors (ii) changes in events and circumstances with respect to Qoros and Kenon and other, future events that could affect Kenon’s strategy generally, or in particular with respect to its investment in Qoros and the guarantees to Chery in respect of Qoros’ debt, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Appendix A

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of financial position

	June 30 2016	December 31 2015
	$ Thousands
Current assets
Cash and cash equivalents	301,071	383,953
Short-term investments and deposits	85,321	308,702
Trade receivables, net	254,159	123,273
Other current assets	70,848	45,260
Income tax receivable	12,183	3,926
Inventories	86,286	50,351

Total current assets	809,868	915,465

Non-current assets
Investments in associated companies	224,761	369,022
Loan to associated company	46,150	—
Deposits, loans and other receivables, including financial instruments	109,029	88,475
Deferred taxes, net	21,520	2,693
Property, plant and equipment, net	3,487,335	2,959,878
Intangible assets	356,219	147,244

Total non-current assets	4,245,014	3,567,312

Total assets	5,054,882	4,482,777

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of financial position, continued

	June 30 2016	December 31 2015
	$ Thousands
Current liabilities
Loans and debentures	339,795	352,668
Trade payables	283,291	145,454
Other payables, including derivative	100,160	108,873
Guarantee deposits from customers	63,545	—
Financial guarantees	159,869	—
Provisions	847	41,686
Income tax payable	7,711	4,705

Total current liabilities	955,218	653,386

Non-current liabilities
Loans	1,980,913	1,674,800
Loan from related company	46,150	—
Debentures	839,119	655,847
Derivative instruments	44,029	35,625
Deferred taxes, net	195,217	138,083
Financial guarantees	—	34,263
Other non-current liabilities	50,876	27,218

Total non-current liabilities	3,156,304	2,565,836

Total liabilities	4,111,522	3,219,222

Equity
Share capital	1,267,450	1,267,210
Translation reserve	(20,523)	(16,916)
Capital reserve	(4,480)	2,212
Accumulated losses	(508,649)	(191,292)

Equity attributable to owners of the Company	733,798	1,061,214
Non-controlling interests	209,562	202,341

Total equity	943,360	1,263,555

Total liabilities and equity	5,054,882	4,482,777

Kenon Holdings Ltd

Unaudited condensed consolidated statements of profit or loss

	For the Six Months ended		For the Three Months ended
	June 30 2016	June 30 2015	June 30 2016	June 30 2015
	$ Thousands		$ Thousands
Revenue	881,181	655,247	459,329	333,089
Cost of sales and services (excluding depreciation)	(644,393)	(412,251)	(342,738)	(181,887)
Depreciation	(71,722)	(54,121)	(38,840)	(28,506)

Gross profit	165,066	188,875	77,751	122,696
Selling, general and administrative expenses	(71,476)	(47,487)	(40,558)	(21,379)
Impairment of investment in associated company	(72,263)	—	(72,263)	—
Dilution gains from reductions in equity interest held in associates	—	32,829	—	404
Other income	6,288	6,540	4,031	6,016
Other expenses	(994)	(1,948)	(693)	(1,475)

Operating profit/(loss)	26,621	178,809	(31,732)	106,262

Financing expenses	(85,263)	(61,326)	(47,244)	(35,612)
Financing income	8,094	13,283	3,871	5,077

Financing, expenses, net	(77,169)	(48,043)	(43,373)	(30,535)

Provision of financial guarantees	(129,010)	—	(129,010)	—
Share in losses of associated companies, net of tax	(107,673)	(63,378)	(66,735)	(29,677)

(Loss)/profit before income taxes	(287,231)	67,388	(270,850)	46,050
Income taxes	(20,995)	(37,277)	(9,174)	(24,729)

(Loss)/profit for the period	(308,226)	30,111	(280,024)	21,321

Attributable to:
Kenon’s shareholders	(317,430)	14,284	(281,373)	11,007
Non-controlling interests	9,204	15,827	1,349	10,314

(Loss)/profit for the period	(308,226)	30,111	(280,024)	21,321

Basic/Diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted (loss)/profit per share	(5.91)	0.27	(5.24)	0.21

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of cash flows

	For the Six Months ended
	June 30 2016	June 30 2015
	$ Thousands
Cash flows from operating activities
(Loss)/profit for the period	(308,226)	30,111
Adjustments:
Depreciation and amortization	77,836	58,537
Financing expenses, net	77,169	48,043
Share in losses of associated companies, net of tax	107,673	63,378
Gain from changes in interest held in associates	—	(32,829)
Provision of financial guarantees	129,010	—
Impairment of investment in associated company	72,263	—
Bad debt expense	10,636	—
Other capital (gains)/loss, net	523	3,471
Share-based payments	590	(1,336)
Income taxes	20,995	37,277

	188,469	206,652
Change in inventories	(34,627)	(1,449)
Change in trade and other receivables	(46,474)	(9,811)
Change in trade and other payables	(3,493)	(29,966)
Change in provisions and employee benefits	(40,077)	(36,331)

	63,798	129,095
Income taxes paid, net	(20,423)	(19,983)
Dividends received from investments in associates	—	4,487

Net cash provided by operating activities	43,375	113,599

Kenon Holdings Ltd.

Unaudited condensed consolidated statements of cash flows, continued

	For the Six Months ended
	June 30 2016	June 30 2015
	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	235	221
Short-term deposits and loans, net	229,814	23,641
Business combinations, less cash acquired	(206,059)	—
Investment in associated company	(88,549)	(129,234)
Acquisition of property, plant and equipment	(198,761)	(357,912)
Acquisition of intangible assets	(3,852)	(7,287)
Interest received	2,979	3,425
Payment of consideration retained	(1,448)	(2,800)
Sale of securities held for trade and available for sale, net	5,894	—

Net cash used in investing activities	(259,747)	(469,946)

Cash flows from financing activities
Dividend paid to non-controlling interests	(17,837)	(4,254)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	1,684	5,310
Receipt of long-term loans and issuance of debentures	602,466	296,890
Repayment of long-term loans and issuance of debentures	(373,890)	(51,511)
Purchase of non-controlling interest	—	(20,000)
Short-term credit from banks and others, net	12,692	(5,631)
Contribution from parent company	—	34,271
Payment of consent fee to bond holders	(9,515)	—
Bond issuance expenses	(25,904)	—
Interest paid	(58,857)	(47,974)

Net cash provided by financing activities	130,839	207,101

Decrease in cash and cash equivalents	(85,533)	(149,246)
Cash and cash equivalents at beginning of the period	383,953	610,056
Effect of exchange rate fluctuations on balances of cash and cash equivalents	2,651	(341)

Cash and cash equivalents at end of the period	301,071	460,469

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	I.C. Power*
	Generation**	Distribution***	Qoros****	Other	Adjustments	Total
	$ Thousands
For the six months ended June 30, 2016:
Total sales	640,628	240,488	—	65	—	881,181

Adjusted EBITDA*****	149,772	38,471	—	(11,523)	—	176,720
Depreciation and amortization	71,183	6,486	—	167	—	77,836
Financing income	(2,848)	(1,846)	—	(8,094)	4,694	(8,094)
Financing expenses	65,895	13,061	—	11,001	(4,694)	85,263
Other items:
Impairment of investment in associated company	—	—	—	72,263	—	72,263
Provision of financial guarantees	—	—	—	129,010	—	129,010
Share in (profits)/losses of associated companies	(343)	—	71,415	36,601	—	107,673

	133,887	17,701	71,415	240,948	—	463,951

(Loss)/profit before taxes	15,885	20,770	(71,415)	(252,471)	—	(287,231)

Income taxes	15,124	5,847	—	24	—	20,995

(Loss)/profit for the period from continuing operations	761	14,923	(71,415)	(252,495)	—	(308,226)

*	The total assets and liabilities of I.C. Power are $4.8 billion and $4.0 billion at June 30, 2016, respectively.
**	Includes holding company.
***	Operating since January 22, 2016.
****	Associated company.
*****	Adjusted EBITDA is a non-IFRS measure. We define “Adjusted EBITDA” for the period for each entity as (loss)/profit for the period from continuing operations before depreciation and amortization, financing income, financing expenses, impairment of investment in associated company, provision of financial guarantees, share in (profits)/losses of associated companies and income taxes. Adjusted EBITDA is an important measure used by us, and our businesses, to assess financial performance. Adjusted EBITDA is also used by our competitors, ratings agencies, financial analysts and investors to assess the financial performance of companies within our and our businesses’ industries. Adjusted EBITDA presents limitations that impair its use as a measure of each entity’s profitability since it does not take into consideration certain costs and expenses that result from each entity’s business that could have a significant effect on each entity’s profit for the period from continuing operations, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

	I.C. Power*
	Generation*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the six months ended June 30, 2015:
Sales to external customers	649,907	—	225	—	650,132
Intersegment sales	5,115	—	—	—	5,115

	655,022	—	225	—	655,247
Elimination of intersegment sales	(5,115)	—	—	5,115	—
Total sales	649,907	—	225	5,115	655,247

Adjusted EBITDA***	221,511	—	15,835	—	237,346
Depreciation and amortization	58,318	—	219	—	58,537
Financing income	(4,315)	—	(8,968)	—	(13,283)
Financing expenses	57,254	—	4,072	—	61,326
Other items:
Share in losses (income) of associated companies	(116)	73,864	(10,370)	—	63,378

	111,141	73,864	(15,047)	—	169,958

(Loss)/profit before taxes	110,370	(73,864)	30,882	—	67,388

Income taxes	37,277	—	—	—	37,277

(Loss)/profit for the period from continuing operations	73,093	(73,864)	30,882	—	30,111

*	The total assets and liabilities of I.C. Power are $4.0 billion and $3.0 billion at June 30, 2015, respectively.
**	Associated company.
***	Adjusted EBITDA is a non-IFRS measure. We define “Adjusted EBITDA” for the period for each entity as (loss)/profit for the period from continuing operations before depreciation and amortization, financing income, financing expenses, share in losses (income) of associated companies and income taxes.

Segment Information (Cont’d)

	I.C. Power*
	Generation**	Distribution***	Qoros****	Other	Adjustments	Total
	$ Thousands
For the three months ended June 30, 2016:
Total sales	319,428	139,901	—	—	—	459,329

Adjusted EBITDA*****	65,184	23,404	—	(6,113)	—	82,475

Depreciation and amortization	38,954	2,910	—	80	—	41,944
Financing income	(2,358)	(353)	—	(5,189)	4,029	(3,871)
Financing expenses	41,513	4,826	—	4,934	(4,029)	47,244
Other items:
Impairment of investment in associated company	—	—	—	72,263	—	72,263
Provision of financial guarantees	—	—	—	129,010		129,010
Share in (profits)/losses of associated companies	(144)	—	45,603	21,276	—	66,735

	77,965	7,383	45,603	222,374	—	353,325

Profit/(loss) before taxes	(12,781)	16,021	(45,603)	(228,487)	—	(270,850)

Income taxes	4,705	4,464	—	5	—	9,174

Profit/(loss) for the period from continuing operations	(17,486)	11,557	(45,603)	(228,492)	—	(280,024)

*	The total assets and liabilities of I.C. Power are $4.8 billion and $4.0 billion at June 30, 2016, respectively.
**	Includes holding company.
***	Operating since January 22, 2016.
****	Associated company.
*****	Adjusted EBITDA is a non-IFRS measure. We define “Adjusted EBITDA” for the period for each entity as profit/(loss) for the period from continuing operations before depreciation and amortization, financing income, financing expenses, impairment of investment in associated company, provision of financial guarantees, share in (profits)/losses of associated companies and income taxes.

	I.C. Power*
	Generation*	Qoros**	Other	Adjustments	Total
	$ Thousands
For the three months ended June 30, 2015:
Sales to external customers	330,835	—	—	—	330,835
Intersegment sales	2,254	—	—	—	2,254

	333,089	—	—	—	333,089
Elimination of intersegment sales	(2,254)	—	—	2,254	—

Total sales	330,835	—	—	2,254	333,089

Adjusted EBITDA***	142,007	—	(6,418)	—	135,589

Depreciation and amortization	29,239	—	88	—	29,327
Financing income	(2,755)	—	(869)	(1,453)	(5,077)
Financing expenses	34,159	—	—	1,453	35,612
Other items:
Share in losses (income) of associated companies	(124)	38,104	(8,303)	—	29,677

	60,519	38,104	(9,084)	—	89,539

(Loss)/profit before taxes	81,488	(38,104)	2,666	—	46,050
Income taxes	24,729	—	—	—	24,729

(Loss)/profit for the period from continuing operations	56,759	(38,104)	2,666	—	21,321

*	The total assets and liabilities of I.C. Power are $4.0 billion and $3.0 billion at June 30, 2015, respectively.
**	Associated company.
***	Adjusted EBITDA is a non-IFRS measure. We define “Adjusted EBITDA” for the period for each entity as (loss)/profit for the period from continuing operations, before depreciation and amortization, financing income, financing expenses, share in losses (income) of associated companies and income taxes.

Information regarding associated companies

	Carrying amounts of investment in associated companies as at		Equity in the net earnings (losses) of associated companies
			For the six months ended		For the three months ended
	June 30 2016	December 31, 2015	June 30 2016	June 30 2015	June 30, 2016	June 30, 2015
	$ Thousands		$ Thousands		$ Thousands
ZIM	89,996	201,285	(36,825)	11,432	(21,177)	6,465
Tower	—	—	—	(798)	—	2,102
Qoros	125,933	158,729	(71,415)	(73,864)	(45,603)	(38,403)
Others	8,832	9,008	567	(148)	45	159

	224,761	369,022	(107,673)	(63,378)	(66,735)	(29,677)